UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

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First Albany Companies Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Restricted Shares of Company Common Stock, Par Value $0.01,

Granted to Eligible Employees Under the First Albany Companies Inc. 1999 Long-Term
Incentive Plan, the First Albany Companies Inc. 2001 Long-Term Incentive Plan and the First
Albany Companies Inc. Restricted Stock Inducement Plan

(Title of Class of Securities)

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318465-10-1

(CUSIP Number of Underlying Class of Securities)

Patricia Arciero-Craig

677 Broadway, Albany, New York, 12207

Telephone: (518) 447-8500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

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Copy to:

Arthur H. Kohn

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

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CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
Not applicable*	Not applicable*

*A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[ _ ] Check box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[ X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

Amount Previously Paid: Not applicable	Filing party: Not applicable
Form or Registration No. Not applicable	Date filed: Not applicable

[ _ ] third party tender offer subject to Rule 14d-l.

[ X ] issuer tender offer subject to Rule 13e-4.

[ _ ] going-private transaction subject to Rule 13e-3.

[ _ ] amendment to schedule 13D under Rule 13d-2.

[ _ ] Check the following box if the filing is a final amendment reporting the results of the tender offer.

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This Tender Offer Statement on Schedule TO is being filed by First Albany Companies Inc., a New York corporation, pursuant to General Instruction D to Schedule TO. Details about the Program discussed in the press release issued by First Albany Companies Inc. and attached hereto as Exhibit (a)(5)(A) will be disclosed in the Schedule TO and related offer materials that the Company will file with the Securities and Exchange Commission in connection with the commencement of the Program. First Albany Companies Inc. advises that the Schedule TO and the other filed documents be read because they will contain important information about the Program. After filing, the Schedule TO and the other filed documents may be obtained free of charge on the Securities and Exchange Commission’s website and from First Albany Companies Inc. by contacting C. Brian Coad at 518-447-8500.

Item 12. Exhibits.

(a)(5)(A) Press release issued by First Albany Companies Inc. regarding the pre-commencement announcement of an equity incentive program for selected employees of First Albany Companies Inc. proposed to be implemented in 2007.

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INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(5)(A)

Press release issued by First Albany Companies Inc. regarding the pre-commencement announcement of an equity incentive program for selected employees of First Albany Companies Inc. proposed to be implemented in 2007.

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